E.D.

SE 19008111

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-68990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGIONS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 W. Peachtree Street, NW, Suite 1400
(No. and Street)

Atlanta (City) Georgia (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Holloway 404-279-7404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North (Address) Birmingham (City) Alabama (State) 35203 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Glenn Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REGIONS SECURITIES LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PARISA BAKHTIARI
Notary Public, Georgia
Cobb County
My Commission Expires
April 29, 2019

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regions Securities LLC
(A Wholly Owned Subsidiary of Regions Financial Corporation)

Statement of Financial Condition

December 31, 2018

Contents

Ernst & Young LLP
Suite 1200
1901 Sixth Avenue North
Birmingham, Alabama 35203

Tel: +1 205 251 2000
Fax: +1 205 226 7470
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Regions Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Regions Securities LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young, LLP

We have served as the Company's auditor since 2013.

February 28, 2019

Regions Securities LLC

Statement of Financial Condition

As of December 31, 2018

Assets	
Cash	$ 128,584,302
Receivable from broker-dealers	4,068,100
Deposit with clearing organization	100,000
Other assets	640,182
Total assets	$ 133,392,584
Liabilities and Member's equity	
Accrued compensation payable to related party	$ 3,043,000
Taxes payable to related party	3,484,330
Interest and unused debt fees payable to related party	242,841
Travel and meals reimbursement payable to related party	27,692
Other liabilities	610,920
Total liabilities	7,408,783
Subordinated borrowings payable to related party	20,000,000
Member's equity:	
Additional paid in capital	59,900,000
Retained earnings	46,083,801
Total member's equity	105,983,801
Total liabilities and member's equity	$ 133,392,584

The accompanying notes are an integral part of these financial statements.

Regions Securities LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Nature of Business

Regions Securities LLC (the Company) is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly owned subsidiary of Regions Financial Corporation (Regions). Regions Securities LLC acts as an introducing broker-dealer offering debt and equity underwriting services and investment banking services primarily to institutional customers of Regions Bank. Regions Bank is a wholly owned subsidiary of Regions that provides deposit, credit, and wealth management services.

The Company is registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on July 12, 2012. The Company is a Delaware company and is domiciled in the State of Georgia.

2. Basis of Presentation and Use of Estimates

The presented financial statements solely represent the legal entity of Regions Securities LLC. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States (GAAP), requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including relevant disclosures. Actual results could differ from those estimates.

3. Significant Accounting Policies

Cash

Cash includes cash in Regions Bank and deposits in other financial institutions.

Receivable from broker-dealers

Amounts receivable from broker-dealers at December 31, 2018, consists of underwriting fees associated with debt and equity underwritings. Receivables are presented net of direct transaction-related expenses. No allowance has been established as management believes these amounts are fully collectible.

3. Significant Accounting Policies (continued)

Deposit with clearing organization

Per the contractual agreement with the Company's clearing organization, the Company maintains a minimum of $100 thousand in an escrow account.

Other assets

Other assets consist of prepaid expenses, fixed assets, and deferred tax assets. Prepaid expenses include third party applications, data and research platforms, and an account held with FINRA for purposes of Central Registration Depository (CRD) account payments. This CRD account balance is used for expenses, such as exam and state registrations for associates, as well as registrations for the Company. All prepaid expense assets are decreased as expenses are incurred. Long term assets are recorded at cost at the time of acquisition and depreciated on a straight-line basis over the useful life of the asset. Further information on the recognition of the deferred tax asset can be found in Note 3 – Significant Accounting Policies – Income Taxes.

Accrued liabilities payable to related party

Accruals are made for the purpose of recording interest due on subordinated borrowings and lines of credit with Regions. The accrual is based on the loan balance or commitment value, contracted rate, and number of unpaid days.

Accruals are recorded for discretionary bonuses due to Regions. The accrual is based on a percentage of total revenue for all underwriting fees and all other revenue generating activities.

Accruals are recorded for taxes payable due to Regions. Refer to Note 3, Income Taxes and Note 5 for more detail.

Accruals are also recorded for travel and entertainment related reimbursements due to Regions. The accrual is based on specifically identified expenditures of the Company that were paid by Regions.

Other liabilities

Other liabilities consist of payables due to third parties. The accrued liabilities are recorded as incurred and can be reasonably estimated.

3. Significant Accounting Policies (continued)

Subordinated borrowings payable to related party

As of December 31, 2018, the Company had outstanding subordinated borrowings of $20.0 million. The notes are comprised as follows:

	Amount Outstanding
Revolving Note, $10,000,000 credit line, LIBOR+250, due April 30, 2021	$10,000,000
Revolving Note, $10,000,000 credit line, LIBOR+250, due September 30, 2021	$10,000,000

The revolving note agreements are with Regions and are eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule. The Company will not be permitted to repay the borrowings if repayment will result in noncompliance with the minimum net capital requirements. The Company is eligible to repay the current outstanding amount of $20.0 million due to sufficient regulatory capital without the debt; however, at this time, there is no intent to repay. The notes were renewed during 2018 to extend the maturity to 2021.

Member's Equity

Regions has, in prior years, provided capital infusions to supply the initial funding required for the new membership application process with FINRA and to ensure adequate capital as the Company began participating in debt and equity underwritings. No additional funding was provided in 2018. Regions is the sole member of the Company.

Income taxes

The Company is included in the consolidated federal income tax returns and state income tax returns of Regions. The method of allocation for income tax expense is determined based on a tax allocation sharing agreement between Regions and its subsidiaries. The agreement provides that subsidiary tax expense will be computed on a separate company basis taking into consideration tax elections and tax planning strategies of the consolidated tax group. The Company will make payments to or receive payments from Regions as if Regions were the Internal Revenue Service, or state taxing authority as applicable. Under the tax sharing agreement, if a net operating loss exists, the subsidiary receives payment for its loss upon the realization on the respective tax return.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. The net balance of deferred tax assets and liabilities is reported in other assets in the statement of financial condition. Any effect of a change in federal

3. Significant Accounting Policies (continued)

Income taxes (continued)

and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company determines the realization of the deferred tax assets by considering all positive and negative evidence available, including the impact of recent operating results, future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized.

Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority.

See Note 5 for additional discussion regarding income taxes

4. Related-party transactions

The Company holds cash accounts with Regions Bank for operating expense purposes. As of December 31, 2018, the balance of these accounts was approximately $2.2 million.

The Company has a deferred tax asset of $137 thousand at December 31, 2018, which will be settled by an adjustment of future tax payments with Regions.

As of December 31, 2018, the Company had subordinated borrowings of $20.0 million. The subordinated borrowing is with Regions and is eligible for the computation of Net Capital under the Securities and Exchange Commission net capital rule. Interest payments of approximately $868 thousand were made to Regions in regard to the subordinated borrowing during the year. These notes were renewed in 2018.

As of December 31, 2018, the Company has an unfunded $150 million committed unsecured line of credit with Regions. Unused balance fee payments of approximately $1.4 million were made to Regions in regard to the line of credit during the year ended December 31, 2018.

As of December 31, 2018, the Company recorded payables to Regions for compensation, current federal and state taxes, interest and various shared services. These are shown in their respective line items on the Statement of Financial Condition.

5. Income taxes

On December 22, 2017, federal tax reform legislation was enacted. Effective January 1, 2018, the enacted legislation reduces the maximum corporate statutory federal income tax rate from 35 percent to 21 percent. As a result of enactment, the Company recognized an additional income tax benefit of approximately $389 thousand in 2018 related to the acceleration of deductions into 2017. This amount was adjusted during the measurement period which ended in December 2018.

Current federal and state income taxes payable due to the Parent of approximately $3.5 million is included in the accompanying Statement of Financial Condition at December 31, 2018.

At December 31, 2018, the Company's net deferred tax asset totaled approximately $137 thousand. The total net deferred asset was attributable to accrued expenses that were not currently deductible. The Company determined that a valuation allowance is not required for its deferred tax assets because it is more likely than not that these assets will be realized.

The Company is included in Regions' federal and state income tax returns. In 2015, Regions entered the IRS's Compliance Assurance Process program and tax years 2017 and 2018 remain open. Other than potential adjustments related to tax attribute carryovers, tax years prior to 2017 are no longer subject to examination by the IRS. Also, with few exceptions, Regions is no longer subject to state and local income tax examinations for tax years before 2014. Currently, there are no material disputed tax positions with federal or state taxing authorities.

Accordingly, the Company does not anticipate that any adjustments relating to federal or state tax examinations will result in material changes to its business, financial position, results of operations or cash.

For the period ended December 31, 2018, the Company had no uncertain tax benefits; accordingly, the Company does not expect a significant change from this position during the next twelve months. In addition, the Company has not recognized any interest or penalties associated with income tax positions in its Statement of Income. For the period ended December 31, 2018, the Company did not reflect any liabilities for interest or penalties.

6. Commitments and contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2018, and were subsequently settled had no material effect on the financial statements.

7. Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2018 and through the date the financial statements were issued. Based on this evaluation, the company has determined that no events have occurred that were required to be recognized or disclosed in the financial statements.